EXHIBIT 21.1

SUBSIDIARIES OF EVERYWARE GLOBAL, INC.

Subsidiary Legal Name	State or Country of Incorporation

Anchor Hocking, LLC	Delaware

Anchor Hocking, Canada, Inc.	Canada

Buffalo China, Inc.	New York

Ceramica de Juarez, SA de CV	Mexico

Delco International, Ltd.	New York

Kenwood Silver Company, Inc.	New York

OCI, Inc.	Cayman Islands

Oneida Food Service, Inc.	New York

Oneida (Guangzhou) Foodservice Co. Ltd.	China

Oneida International Inc.	Delaware

Oneida Italy S.r.l.	Italy

Oneida Ltd.	Delaware

Oneida, S.A. de C.V.	Mexico

Oneida Silversmiths Inc.	New York

Oneida U.K. Limited	United Kingdom

Sakura, Inc.	New York

THC Systems, Inc.	New York

Universal TableTop, Inc.	Delaware

EveryWare Global Brasil Distribuidora, Ltda	Brazil

Oneida Canada, Limited	Canada